Exhibit 99.1

Century 21 China Real Estate Announces Completion of Settlement of Shareholder Petition

BEIJING, June 08, 2012 — IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that the Company and the Company’s founders have completed the settlement with GL Asia Mauritius II Cayman Ltd. (“GLA”) previously announced on April 30, 2011. The parties have jointly withdrawn or terminated all outstanding proceedings against the Company, including the petition to request an order to wind up the Company and other remedies filed by GLA on December 30, 2011, in the Grand Court of the Cayman Islands.

This settlement does not change the respective shareholding in the Company of the Company’s founders and GLA. As of June 8, 2012, the latest practicable date, the Company’s founders are the largest beneficial owners of the Company with approximately 40.5% of the Company’s shares.

Amendment to Shareholder Rights Plan

The Company today also announced that its board of directors has adopted the first amendment to the Company’s shareholder rights plan dated November 17, 2010 (the “Rights Plan”). The amendment, exempting certain circumstances from triggering the Rights Plan, was adopted on June 6, 2012 pursuant to the settlement among the Company, the Company’s founders and GLA.

As of the date hereof, the rights under the Rights Plan have not been issued in response to any specific effort to acquire control of the Company.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com